

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2013

Via E-mail
Ms. J'Amy Owens
President
Bill the Butcher, Inc.
24 Roy Street #16
Seattle, Washington 98109

  Re: **Bill the Butcher, Inc.**
    Form 10-K for the Fiscal Year Ended August 31, 2012
    Filed December 20, 2012
    File No. 000-52439

Dear Ms. Owens:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Mara L. Ransom

      Mara L. Ransom
      Assistant Director